ARTICLES OF AMENDMENT

OF

ARTICLES OF INCORPORATION

OF

NAVIOS MARITIME HOLDINGS INC.

UNDER SECTION 90 OF THE BUSINESS CORPORATIONS ACT

I, Angeliki Frangou, Chief Executive Officer of Navios Maritime Holdings Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands, for the purpose of amending the Articles of Incorporation of said Corporation hereby certify:

1.

The name of the Corporation is: Navios Maritime Holdings Inc.

2.

The Articles of Incorporation were originally filed with the Registrar of Corporations under the laws of the Republic of The Marshall Islands on November 19, 2002, as amended and restated on December 5, 2002 and as amended on each of April 23, 2003 and February 16, 2005, and as further amended and restated on August 25, 2005.

3.

Subsection FOURTH of Section 3 of the Articles of Incorporation, as heretofore amended and restated, is hereby amended to read as follows:

“FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 251,000,000 of which 250,000,000 shares shall be Common Stock of the par value of $.0001 per share and 1,000,000 shares shall be Preferred Stock of the par value of $.0001 per share.

A. Preferred Stock.  The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, (full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a "Preferred Stock Designation") and as may be permitted by the BCA. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

B. Common Stock.  Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common

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Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.”

4.

This Amendment to the Articles of Incorporation was authorized by vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

IN WITNESS WHEREOF, I have executed this Amendment to the Articles of Incorporation this 8th day of January 2007.

/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

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